Mail Stop 4561

March 15, 2007

Steven Goertz
GETPOKERRAKEBACK.COM
1805-1288 West Cordova Street
Vancouver, British Columbia
Canada, V6C 3R3

Re: GETPOKERRAKEBACK.COM
Amendment No. 1. to Form SB-2
Registration No. 333-139940
Filed on February 23, 2007

Dear Mr. Goertz:

This is to advise you that we have performed a limited review of the above registration statement and have the following comment. We will not conduct any further review of the registration statement, except for any amendments you file in response to our comments.

Exhibit 5.2

1.   We note that the legal opinion you filed does not attest to the legality under state law. Please have the opinion revised so that it attests to the legality of your business under state law.

2.   In the second full paragraph, it states that counsel has "relied on certain statements, representations, and information provided about the Company and its operations made to us by the Company's management and agents acting on behalf of the Company." Please have the opinion revised to clarify that the statements, representations, and information relate to factual matters.

3.   On the second page of the legal opinion it states that you do "not accept customers domiciled in the United States. The Company is able to monitor the domicile of new customers by confirming the players domicile with the online poker room." Please revise your prospectus throughout the document, including the summary and business sections, to highlight the fact that you will not accept customers domiciled in the United States.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Legal Branch Chief